Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Sonic Automotive, Inc.:

We consent to the use of our reports dated February 21, 2019, with respect to the consolidated balance sheets of Sonic Automotive, Inc. as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2018 incorporated by reference in the Registration Statement on Form S-8 of Sonic Automotive, Inc., which report appears in the December 31, 2018 annual report on Form 10-K.
/s/ KPMG LLP

Charlotte, North Carolina
June 18, 2019